UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

WOWJOINT HOLDINGS LIMITED

Full name of registrant:

Former name if applicable:

1108 A Block TIANCHENG MANSION, #2 XINFENG Rd. DESHENGMENWAI St

Address of principal executive office (Street and number):

XICHENG Dist. Beijing, China

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Wowjoint Holdings Limited. (the “Company”) was unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 on a timely basis because the change of independent pubic registered accounting firm at the end of April and beginning of May. The Company requires additional time to work with its new auditors to prepare and finalize the document.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peng Rui	(86)	(010) 8957-9330
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Narrative Explanation Part IV, Item (3)

The Company expects revenue from operations to be between $ 9.5 million and $11.5million for the year ended December 31, 2012 compared to $ 24,398,421 for the year ended December 31, 2011 due to the slowdown in the infrastructure spending in China where a significant percentage of the Company’s operations takes place. The Company expects revenue will increase in the fiscal year 2013 as China announces its plans for infrastructure spending to commence, as well as the Company’s expected expansion in Latin America and other parts of Asia.

 WOWJOINT HOLDINGS LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2013	By	/s/ Peng Rui
Peng Rui
Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).